UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 14D-9 (Rule 14d-101) (Amendment No. 9) Solicitation/Recommendation Statement Under Section 14(d)(4) of the Securities Exchange Act of 1934
SAPIENT CORPORATION (Name of Subject Company)
SAPIENT CORPORATION (Names of Persons Filing Statement)
Common Stock, par value $0.01 per share (Title of Class of Securities)
803062108 (CUSIP Number of Class of Securities)

Joseph A. LaSala, Jr.
Senior Vice President, General Counsel and Secretary
Sapient Corporation
131 Dartmouth Street
Boston, MA 02116
(617) 621-0200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Faiza J. Saeed, Esq.
Eric L. Schiele, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 9 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2014 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by Sapient Corporation, a Delaware corporation (“Sapient”).  The Schedule 14D-9 relates to the tender offer by 1926 Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Publicis Groupe S.A., a French société anonyme (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent with the SEC on November 12, 2014, pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Sapient (the “Shares”) at a purchase price of $25.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 12, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”, which, together with the Offer to Purchase, constitutes the “Offer”).

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 8.  Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following as the final paragraph under the heading “Regulatory Approvals-CFIUS”:

“On February 3, 2015, Parent and Sapient received written confirmation from CFIUS that it has completed its review and that there are no unresolved national security concerns with respect to the transactions contemplated by the Merger Agreement. As a result, the CFIUS Condition (as defined in the Offer to Purchase) has been satisfied.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following as the final paragraph under the heading “Regulatory Approvals-FOCI”:

        “On February 3, 2015, Parent and Sapient reached agreement on a FOCI mitigation plan that is acceptable to the DSS and the DOE that does not impose any Burdensome Condition (as defined in the Offer to Purchase). As a result, the FOCI Mitigation Plan Condition (as defined in the Offer to Purchase) has been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

SAPIENT CORPORATION

By:	/s/ Joseph A. LaSala, Jr.
Name: Joseph A. LaSala, Jr.
Title: Senior Vice President, General Counsel and Secretary

Dated:  February 4, 2015